As filed with the Securities and Exchange Commission on October 18, 2006

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SKYTERRA COMMUNICATIONS, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	23-2368845
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

19 West 44th Street, Suite 507

New York, New York 10036

(212) 730-7540

(Address, Including Zip Code, and Telephone Number, Including Area Code of Registrant’s Principal Executive Offices)

Robert C. Lewis

Senior Vice President, General Counsel and Secretary

SkyTerra Communications, Inc.

19 West 44th Street, Suite 507

New York, New York 10036

(212) 730-7540

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copy to:

Gregory A. Fernicola, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036-6522

(212) 735-3000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, par value $0.01 per share	35,800,698 shares	$13.40(1)	$479,729,354	$51,332

(1)	Estimated solely for the purpose of computing the amount of the registration fee based on the average of the high and low price of the common stock of the Registrant reported on the OTC Bulletin Board on October 16, 2006, in accordance with Rule 457(c) under the Securities Act of 1933, as amended.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 18, 2006

PROSPECTUS

SKYTERRA COMMUNICATIONS, INC.

35,800,698 Shares

Common Stock

This prospectus relates to the possible offer and sale from time to time by certain selling stockholders identified in this prospectus of up to 35,800,698 shares of our common stock, par value $0.01 per share. The shares of our common stock are being registered pursuant to a registration rights agreement with each selling stockholder.

The selling stockholders will receive all of the proceeds from any sales. We will not receive any of the proceeds.

The selling stockholders may sell the shares of common stock at various times and in various types of transactions, including sales in the open market, sales in negotiated transactions and sales by a combination of these methods. Shares may be sold at the market price of the common stock at the time of a sale, at prices relating to the market price over a period of time, or at prices negotiated with the buyers of shares.

Motient Ventures Holdings Inc., one of the selling stockholders and a wholly-owned subsidiary of Motient Corporation, a Delaware corporation, is an “underwriter” within the meaning of the Securities Act of 1933 in connection with its sales of our common stock.

You should read this prospectus and any accompanying prospectus supplement carefully before you make your investment decision. The applicable prospectus supplement will describe, among other things, the means of distribution for any shares of our common stock sold.

Our common stock is traded on the over-the-counter market and is quoted on the OTC Bulletin Board under the symbol “SKYT.” On October 16, 2006, the closing bid price of our common stock as reported on the OTC Bulletin Board was $13.35 per share.

An investment in our common stock involves significant risks. You should consider carefully the risk factors incorporated by reference into this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense. The securities are not being offered in any jurisdiction where the offer is not permitted.

The date of this prospectus is •, 2006.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration or continuous offering process. Under this shelf process, the selling stockholders may from time to time sell the shares of common stock described in this prospectus in one or more offerings.

This prospectus provides you with a general description of the common stock that the selling stockholders may offer. Each time a selling stockholder sells common stock pursuant to this prospectus, we will, if required, provide you with a prospectus supplement containing specific information about such selling stockholder, the terms of the offering and the means of distribution. A prospectus supplement may include other special considerations applicable to such offering of common stock. The prospectus supplement may also add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement. You should read carefully this prospectus and any prospectus supplement together with the additional information described under the headings “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

You should rely only on information contained or incorporated by reference in this prospectus or in any prospectus supplement hereto. SkyTerra Communications, Inc. has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. SkyTerra Communications, Inc. is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have subsequently changed.

i

THE COMPANY

This summary highlights information contained elsewhere in this document. You should read this entire document carefully, including the section entitled “Risk Factors” and our financial statements and the related notes included elsewhere in this document or incorporated by reference herein. Unless otherwise indicated or the context requires otherwise, the terms “SkyTerra,” the “Company,” “we,” “us” and “our” refer to SkyTerra Communications, Inc., together with its subsidiaries. “Apollo Stockholders” refers to, collectively, Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., AIF IV/RRRR LLC, AP/RM Acquisition LLC and ST/RRRR LLC. “MSV” refers to Mobile Satellite Ventures LP, a Delaware limited partnership. “MSV GP” refers to Mobile Satellite Ventures GP Inc., a Delaware corporation and the general partner of MSV. “MSV Investors” refers to MSV Investors LLC, a Delaware limited liability company, and now our wholly-owned subsidiary. “MSV Canada” refers to Mobile Satellite Ventures (Canada) Inc. “Canadian Joint Ventures” refers to MSV Canada and Mobile Satellite Ventures Holdings (Canada) Inc. “TerreStar” refers to TerreStar Networks, Inc. “Motient” refers to Motient Corporation and its wholly-owned subsidiaries, including Motient Ventures Holding Inc. “BCE” refers to BCE Inc. “TMI Delaware” refers to TMI Communications Delaware, Limited Partnership, a Delaware limited partnership and wholly-owned subsidiary of BCE.

Overview

Historically, we have operated our business through a group of complementary companies in the telecommunications industry. These companies have historically included: (i) MSV, a provider of mobile digital voice and data communications services via satellite in the United States and Canada; (ii) Hughes Network Systems, LLC, a leading developer, manufacturer, installer and provider of advanced satellite based networking solutions and services for businesses, governments and consumers worldwide; (iii) Electronic System Products, Inc., formerly a product development and engineering services firm which is currently focusing on maximizing the license revenues from its intellectual property portfolio and (iv) AfriHUB, LLC, an early stage company that provides a limited amount of satellite based Internet access and domestic and international calling services through exclusive partnerships with certain Nigerian based universities while it actively pursues opportunities to provide technical training in the Nigerian market. On February 21, 2006, we completed the distribution of all of the common stock of Hughes Communications, Inc. (Hughes), formerly a wholly-owned subsidiary, which held our interests in Hughes Network Systems, Electronic System Products and AfriHUB, among other things, to our security holders.

Through MSV Investors, now our wholly-owned subsidiary, we have been an active participant in MSV, a limited partnership that also includes TMI Delaware, Motient and certain other limited holders. On September 25, 2006, we acquired an additional 14.2 million limited partnership units of MSV and 2,072.78 shares of the common stock of MSV GP from Motient and other limited partners of MSV, resulting in our owning 52% of MSV on a fully diluted basis and 78% of MSV GP. On October 6, 2006, we also entered into an agreement to acquire from BCE all the equity interests in TMI Delaware, the wholly-owned subsidiary of BCE through which it owns its interest in MSV. This acquisition is expected to close on or before January 5, 2006 and will result in our owning 72% of MSV (assuming that Motient has not yet exchanged any of its retained interests in MSV) on a fully diluted basis and 100% of MSV GP. MSV currently provides mobile digital voice and data communications services in the “L-band” via satellite in the United States and Canada, while pursuing plans to develop, build and operate a next generation integrated network complemented by an ancillary terrestrial component or “ATC.” In addition, we own approximately 12% of TerreStar on a fully diluted basis, which is also pursuing plans to develop, build and operate a next-generation satellite system complemented by an ATC in the 2 GHz band or “S-band”.

Mobile Satellite Ventures

MSV is developing an integrated satellite and terrestrial communications network to provide ubiquitous wireless broadband services, including Internet access and voice services, in the United States and Canada. Using an all-Internet protocol, open architecture, MSV expects its network to provide significant advantages over existing wireless networks. Such potential advantages include higher data speeds, lower costs per bit and flexibility to support a range of custom Internet protocol applications and services. MSV’s current business plan envisions a “carrier’s carrier” wholesale model whereby its strategic partners and other wholesale customers can use its network to provide differentiated broadband services to their subscribers. MSV expects that its planned open network, in contrast to legacy networks currently operated by incumbent providers, will allow distribution and other strategic partners to have open network access to create a variety of custom applications and services for consumers.

MSV expects its next-generation integrated satellite-terrestrial network to create the opportunity to use MSV’s spectrum for a substantially broader business plan in the United States and Canada that permits terrestrial wireless deployments similar or superior to those of other third generation wireless operators. By deploying thousands of cell sites and two or more satellites to work jointly in a common continent-wide wireless network, MSV believes its approach will address its greatest business opportunity and maximize spectral efficiency.

MSV currently offers a range of services using two geo-stationary satellites, or “GEOs” that support the delivery of data, voice, fax and dispatch radio services. MSV is licensed by the United States and Canadian governments to operate in the L-band spectrum. MSV currently has coordinated approximately 30 MHz of spectrum throughout the United States and Canada. Its United States and Canadian spectrum footprint covers a total population of nearly 330 million. In operating its next generation integrated satellite-terrestrial network, MSV plans to allocate the use of spectrum between satellite and terrestrial service. MSV’s spectrum occupies a portion of the L-band and is positioned between the frequencies used today by terrestrial wireless providers in the United States and Canada. MSV was the first MSS provider to receive a license to operate an ATC network from the Federal Communications Commission (FCC). These ATC licenses permit the use of its L-band satellite frequencies in the operation of an advanced, integrated network capable of providing broadband services on a fixed, portable and fully mobile basis.

MSV operates today with approximately 200,000 units in service on its network and had approximately $29 million in revenue for the year ended December 31, 2005. MSV provides switched and packet data service and sells bulk capacity to service provider partners through two nearly identical GEOs. Consistent with its strategy to deploy an integrated satellite-terrestrial network, in January 2006 MSV entered into a contract with Boeing Satellite Systems, Inc. for the design and construction of its next generation satellites, which are expected to launch commencing in 2009. MSV believes its next generation satellites are designed to be powerful enough to enable subscribers to use transparent wireless devices, which refers to the use of integrated satellite and terrestrial technology on standard wireless devices that are substantially similar to current PCS/cellular devices in terms of aesthetics, cost and functionality within terrestrial applications.

MSV is also planning its terrestrial network. MSV expects the build-out of the terrestrial network in several markets in 2007 and complete additional market build-outs in the future until it achieves a top 50 market footprint in the United States and Canada. MSV believes that since it will roll out construction of its terrestrial network to markets based on its success in development along the way, it can mitigate the risk associated with network deployment for MSV’s potential strategic partners and investors. As MSV reaches scale and sells services to additional wholesale partners, MSV plans to extend its network footprint incrementally to offer portable and fully mobile services.

TerreStar Networks

TerreStar was established as a wholly owned subsidiary of MSV in February 2002 to develop business opportunities related to the proposed receipt of certain licenses in the 2 GHz band, or “S-band.” TMI, one of our partners in MSV and a stockholder of TerreStar, holds the approval issued by Industry Canada for a 2 GHz space station authorization and related spectrum licenses for the provision of MSS in the 2 GHz band, as well as an authorization from the FCC for the provision of MSS in the 2 GHz band. These authorizations are subject to FCC and Industry Canada milestones relating to construction, launch, and operational date of the system. In order to satisfy the milestone requirements included within the authorizations, TerreStar and TMI entered into an agreement in which TerreStar agreed to enter into a non-contingent satellite procurement contract for the construction and delivery to TMI of a satellite that is consistent with the Canadian and FCC authorizations. TMI plans to transfer the Canadian authorizations to an entity that is eligible to hold the Canadian authorizations and in which TerreStar and/or TMI will have an interest, subject to obtaining the necessary Canadian regulatory approvals. Further, TMI agreed that at TerreStar’s election, TMI will transfer the 2 GHz assets to the entity described above, subject to any necessary Canadian and United States regulatory approvals. In December 2002, TMI and TerreStar jointly applied to the FCC for authority to transfer TMI’s MSS authorizations to TerreStar. In May 2005, MSV distributed the stock of TerreStar to its limited partners, including MSV Investors, which, in connection with the MSV Exchange Transactions, subsequently distributed such shares to its members, including us. As a result, we own 12% of TerreStar on a fully diluted basis.

MSV Exchange Transactions

On May 6, 2006, we entered into definitive agreements with certain other partners in MSV and the minority stakeholders in MSV Investors that, upon closing, resulted in our owing the majority of MSV and controlling MSV GP, as well as our owning all of the equity interests in MSV Investors. At the initial closing, which occurred on September 25, 2006, we issued an aggregate of 39,596,432 shares of our voting and non-voting common stock to a wholly owned subsidiary of Motient, other partners in MSV and the minority stakeholders in MSV Investors in exchange for approximately 14.2 million limited partnership interests of MSV, all of the common stock of MSV GP and all of the equity interests in MSV Investors held by these parties, resulting in us owning 52% of MSV on a fully diluted basis and 78% of MSV GP. Pursuant to the terms of these transactions, Motient agreed to use commercially reasonable efforts to take all steps necessary to distribute 25,478,273 shares of our common stock that it received to its common stockholders as soon as practicable following the initial closing. Prior to such distribution by Motient, these shares will be non-voting. On September 1, 2006, we agreed to allow Motient to distribute to BCE a portion of the shares of our non-voting common stock that it received in the initial closing in the event that BCE exchanges its shares of TerreStar common stock for shares of Motient common stock. To the extent that at the time of the distribution Motient and BCE have executed an agreement to exchange such shares of TerreStar for shares of Motient common stock, but such exchange has not been consummated, Motient will withhold from the distribution to Motient’s common stockholders the number of shares of our non-voting stock sufficient to fulfill its agreement with BCE. Any shares of our common stock received by BCE pursuant to such arrangement will remain non-voting. Motient also has the right to exchange, until September 25, 2011, its remaining 6.7 million limited partnership interests of MSV for 18,855,144 shares of our non-voting common stock, which will be exchangeable for a like number of shares of our voting common stock upon the disposition of any such shares. If Motient has not exchanged these MSV interests prior to September 25, 2011, we have the right to require such interests to be exchanged for shares of our non-voting common stock at an exchange ratio reflecting the fair market value of such interests and our common stock on May 6, 2021. Following these subsequent transactions, we would own approximately 70% of MSV on a fully diluted basis and 78% of MSV GP.

The Company understands that a group of related stockholders of Motient have recently filed a lawsuit in the District Court of Travis County, Texas, seeking to enjoin the MSV Exchange Transactions and to rescind the exchange agreement between us and Motient on grounds alleging, among other things, that Motient’s entry into the exchange agreement and Motient’s consummation of the MSV Exchange Transactions violate the Investment Company Act of 1940. The resolution of any of these claims in favor of this group of stockholders of Motient could negatively affect our ability to consummate subsequent exchanges and future distributions contemplated by the MSV Exchange Transactions or, to the extent consummated to date, lead to the rescission of such transactions. Motient has advised us that it intends to vigorously fight these claims and that it believes that these claims are without merit.

BCE Exchange Transaction

On October 6, 2006, we also entered into an agreement to acquire from BCE all the equity interests in TMI Delaware, the wholly-owned subsidiary of BCE through which it owns its interests in MSV and MSV GP, in exchange for 21,393,355 shares of our non-voting common stock, which will be exchangeable for a like number of shares of our voting common stock upon the disposition of any such shares. Pursuant to the exchange agreement between us and BCE, this acquisition is expected to close on or before January 5, 2006 and will result in our owning 72% of MSV on a fully diluted basis (assuming that Motient has not yet exchanged any of its retained interests in MSV) and 100% of MSV GP.

We may acquire additional limited partnership interests of MSV if we negotiate and enter into exchange transactions with MSV option holders and/or any other holders of limited partnership interests of MSV. For a more detailed discussion, see “MSV Exchange Transactions.”

TerreStar Exchange Transactions

On May 8, 2006, Motient announced that it had executed agreements with affiliates of Columbia Capital and Spectrum Equity Investors pursuant to which on September 25, 2006, Motient issued 2.7 million shares of its common stock in exchange for 1.5 million shares of TerreStar common stock held by these parties and issued an additional 1.4 million shares of its common stock in exchange for 0.8 million shares of TerreStar common stock held by other TerreStar stockholders who exercised their right to “tag” along with these exchange agreements, resulting in Motient owning 61% of TerreStar on a fully diluted basis. In connection with these transactions, prior to the initial closing of the MSV Exchange Transactions, MSV Investors distributed the shares of TerreStar common stock that it held to its members. These parties had the right to exchange their TerreStar common stock for Motient common stock provided they met certain notice obligations prior to October 11, 2006 and all of the former holders of MSV Investors participated in such exchange. We also had the right, but not the obligation, prior to October 11, 2006, to exchange our 4.2 million shares of TerreStar common stock for 7.5 million shares of Motient common stock, but we did not choose to participate in such exchange.

Rights Offering and Redemption of Preferred Stock

On May 6, 2006, we entered into a redemption agreement with the Apollo Stockholders pursuant to which we and the Apollo Stockholders agreed to the redemption of all outstanding shares of our Series A Preferred Stock. Such redemption occurred through a rights offering that we completed on July 25, 2006, in which we issued 6,661,150 shares of common stock for consideration of approximately $119.9 million. We distributed to each stockholder of record, as of the close of business on June 22, 2006, 0.38225 of a non-transferable right for each share of common stock then owned, subject to adjustment to eliminate fractional rights. Each full subscription right entitled the holder to purchase one additional share of common stock at a purchase price of $18.00 per share. Pursuant to the redemption agreement, the Apollo Stockholders agreed to purchase, at the $18.00 per share subscription price, such number of shares of our common stock equal to the number of shares of common stock not subscribed for by other stockholders in the rights offering so as to ensure the aggregate proceeds from the rights offering were sufficient to redeem the outstanding Series A Preferred Stock at an aggregate price equal to the $119.9 million aggregate liquidation preference of all outstanding shares of Series A Preferred Stock. Immediately following the consummation of the rights offering, we completed the redemption of all outstanding shares of the Series A Preferred Stock for the $18.0 million of cash proceeds received in the rights offering and the 5,662,542 shares of common stock that were not subscribed for by other shareholders in the rights offering. In accordance with the redemption agreement, the Apollo Stockholders received 2,434,311 shares of voting common stock and 3,228,231 shares of non-voting common stock such that, immediately following the redemption of the Series A Preferred Stock, the Apollo Stockholders controlled 29.9% of our outstanding voting common stock.

We were incorporated in Delaware in 1985. Our executive offices are located at 19 West 44th Street, Suite 507, New York, New York 10036 and our telephone number is (212) 730-7540.

RISK FACTORS

You should carefully consider the risk factors related to (i) MSV’s next generation business plan, (ii) regulatory risks associated with MSV and (iii) risks relating to our common stock included in our Annual Report on Form 10-K for the year ended December 31, 2005, our Quarterly Report on Form 10-Q for the period ended March 31, 2006, and our Quarterly Report on Form 10-Q for the period ended June 30, 2006, which are incorporated by reference herein. The risks and uncertainties described therein are not the only ones we and our principal business, MSV, face. Additional risks and uncertainties not presently known to us may also impair our operations and business, and in particular MSV. If neither we nor MSV successfully address any of the risks described therein, there could be a material adverse effect on our financial condition, operating results and business, and the trading price of our common stock may decline. We can provide no assurance that either we or MSV will successfully address these risks.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents that are incorporated by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve risks and uncertainties, including statements regarding our capital needs, business strategy, expectations and intentions. We urge you to consider that statements that use the terms “believe,” “do not believe,” “anticipate,” “expect,” “plan,” “estimate,” “strive,” “intend” and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and because our business is subject to numerous risks, uncertainties and risk factors, our actual results could differ materially from those anticipated in the forward-looking statements, including those set forth under “Item 1. Business” in our Annual Report on Form 10-K for the year ended December 31, 2005, under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Current Report on Form 8-K filed with the SEC on October 10, 2006 and elsewhere in this prospectus and the documents that are incorporated by reference. Actual results will most likely differ from those reflected in these statements, and the differences could be substantial. We disclaim any obligation to update these statements, or disclose any difference between our actual results and those reflected in these statements. The information constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

CAPITALIZATION

The following table sets forth our unaudited historical cash and cash equivalents and capitalization as of June 30, 2006 and our unaudited pro forma capitalization as of June 30, 2006, as adjusted to give effect to (i) the initial closing of the MSV Exchange Transactions, (ii) the distribution by Motient of our common stock to its common stockholders, and (iii) the closing of the BCE Exchange Transaction in each case, as if they had occurred on June 30, 2006. The table should be read in conjunction with “Pro Forma Condensed Combined Financial Statements” included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes thereto included in the documents incorporated by reference herein.

Notwithstanding the legal form of the initial closing of the MSV Exchange Transactions, the initial closing of the MSV Exchange Transactions has been accounted for as a reverse acquisition under the purchase method of accounting due to, among other things, the relative voting rights of the MSV and SkyTerra shareholder groups in the combined company after the MSV Exchange Transactions and the expected composition of senior management of the combined company. Accordingly, MSV has been considered the accounting acquirer for financial reporting purposes. As such, our historical financial statements, including the information presented below, are the historical financial statements of MSV. The consolidated financial statements of MSV have been retroactively restated to reflect the recapitalization of MSV with the 39,596,432 shares of our common stock issued to MSV equity holders in the initial closing of the MSV Exchange Transactions.

	June 30, 2006
	Historical	Pro Forma
	(in thousands, except share data)
Cash and cash equivalents	$372,200	$422,836

Long term debt:
Senior secured discount notes, net	$451,700	$443,569

Minority interest	—	30,972

Stockholders’ equity:
Preferred stock, $0.01 par value, 10,000,000 shares authorized, no shares issued, historical; no shares issued, pro forma	—	—
Common stock, $0.01 par value, authorized 200,000,000 shares, 14,118,159 shares issued, historical; 64,207,048 shares issued, pro forma	141	642
Non-voting common stock, $0.01 par value, authorized 100,000,000 shares, 25,478,273 shares issued, historical; 21,393,355 shares issued, pro forma	255	214
Additional paid-in capital	333,590	625,931
Accumulated other comprehensive loss	(1,628)	(956)
Accumulated deficit	(173,889)	(102,125)

Total stockholders’ equity	158,469	523,706

Total capitalization	$610,169	$998,247

SELLING STOCKHOLDERS

The following table sets forth information as of October 11, 2006 regarding beneficial ownership of our common stock by the selling stockholders. Footnote (a) below provides a brief explanation of what is meant by the term “beneficial ownership.” We have prepared the following table based on information given to us by, or on behalf of, the selling stockholders on or before October 11, 2006. We have not independently verified this information. Other than as disclosed in this prospectus or in the documents incorporated herein by reference, the selling stockholders have not, nor within the past three years has not had, any position, office or other material relationship with us or, insofar as we are aware, any of our predecessors or affiliates. Registration of the common stock does not mean that it will be offered or sold through this prospectus or otherwise. Because the selling stockholders may offer all or some portion of the shares pursuant to this prospectus, no estimate can be given as to the amount of the shares that will be held by the selling stockholders upon termination of this offering. In addition, the selling stockholders may have sold, transferred or otherwise disposed of all or a portion of its shares since the date on which it provided the information to us for inclusion in the following table. To the extent that this prospectus is used by the selling stockholders to sell any of our common stock, additional information with respect to the selling stockholders and the plan of distribution may be contained in a supplement to this prospectus. Selling stockholders may include the permitted pledgees, donees, transferees or other successors in interest, if any, of the selling stockholders after the date of this prospectus.

Name of Selling Stockholder	Number of Shares of Common Stock Beneficially Owned Prior to any Offering(a)		Percentage of Shares of Common Stock Beneficially Owned Prior to any Offering(a)
Motient Ventures Holding Inc.(b)	43,333,417	(c)	42.4%
BCE Inc.	21,393,355	(d)	20.5%

(a)	“Beneficial ownership” is a term broadly defined by the SEC in Rule 13d-3 under the Exchange Act, and includes more than the typical form of stock ownership, that is, stock held in the person’s name. The term also includes what is referred to as “indirect ownership,” meaning ownership of shares as to which a person has or shares investment power. For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares as of a given date that such person has the right to acquire within 60 days after such date.
(b)	Motient Corporation is the sole stockholder of Motient Ventures Holding Inc. and as a result, the Board of Directors of Motient Corporation may be deemed to exercise investment control over the shares owned by Motient Corporation. 14,407,343 shares are included in the registration statement of which this prospectus forms a part. 29,926,074 shares, held by Motient Ventures Holding Inc., a wholly-owned subsidiary of Motient Corporation, have been included in a registration statement to register the distribution by Motient of SkyTerra common stock to Motient’s common stockholders and holders of Motient’s outstanding preferred stock who convert their shares to Motient common stock.
(c)	These shares are non-voting, but pursuant to the terms of the MSV Exchange Transactions, are exchangeable upon their disposition for shares of our voting common stock.
(d)	These shares are non-voting, but pursuant to the terms of the BCE Exchange Transaction, are exchangeable upon their disposition for shares of our voting common stock.

PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined statements of operations present our results of operations for the year ended December 31, 2005 and the six months ended June 30, 2006 assuming the following occurred on January 1, 2005: (i) the initial closing of the MSV Exchange Transactions, (ii) the distribution by Motient of our common stock to its common stockholders and (iii) the closing of the BCE Exchange Transaction. The following unaudited pro forma condensed combined balance sheet presents our financial position assuming that the initial closing of the MSV Exchange Transactions, the distribution by Motient of our common stock to its common stockholders and the closing of the BCE Exchange Transaction occurred on June 30, 2006.

The initial closing of the MSV Exchange Transactions will be accounted for as a reverse acquisition under the purchase method of accounting with MSV being treated as the accounting acquirer. Accordingly, our reported financial position and results of operations after the initial closing of the MSV Exchange Transactions will reflect the historical consolidated financial position and consolidated results of operations of MSV. The BCE Exchange Transaction will be accounted for under the purchase method of accounting as we are acquiring a portion of the minority interest in MSV.

The pro forma condensed combined financial statements include allocations of the purchase prices. These allocations are based on preliminary estimates of the fair value of the assets acquired and liabilities assumed, available information and management assumptions. Such allocations will be revised as additional information becomes available. The final purchase price allocations are dependent on the valuations of the actual net tangible and intangible assets that existed on the date of the initial closing of the MSV Exchange Transactions and that will exist on the closing date of the BCE Exchange Transaction. Any adjustments to the fair value assigned to the assets and liabilities will result in a change to the unaudited pro forma condensed combined financial statements.

The unaudited pro forma condensed combined financial statements set forth below should be read in conjunction with our “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements and the related notes thereto incorporated by reference in this document. The unaudited pro forma condensed combined financial statements do not purport to represent what our results of operations or financial condition would actually have been had the initial closing of the MSV Exchange Transactions, the distribution by Motient of our common stock to its common stockholders and the closing of the BCE Exchange Transaction in fact occurred as of such date or to project our results of operations for any future period or as of any future date.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

	Year Ended December 31, 2005
	MSV Historical	SkyTerra Historical	MSV Exchange Transaction Adjustments		Subtotal	BCE Exchange Transaction Adjustments		Pro Forma
	(in thousands, except share and per share data)
Revenues
Services	$27,200	$—	$—		$27,200	$—		$27,200
Equipment sales	2,181	—	—		2,181	—		2,181

Total revenues	29,381	—	—		29,381	—		29,381

Operating costs and expenses:
Satellite operations and cost of services	14,264	—	—		14,264	—		14,264
Next generation expenditures	18,516	—	—		18,516	—		18,516
Sales and marketing	4,093	—	—		4,093	—		4,093
General and administrative	15,552	2,230	—		17,782	—		17,782
Depreciation and amortization	16,109	—	—		16,109	23,401	(7)	39,510

Total operating costs and expenses	68,534	2,230	—		70,764	23,401		94,165

Operating loss	(39,153)	(2,230)	—		(41,383)	(23,401)		(64,784)
Interest income	3,490	—	—		3,490	—		3,490
Interest expense	(145)	—	—		(145)	—		(145)
Equity in loss of Mobile Satellite Ventures LP	—	(9,469)	9,469	(2)	—	—		—
Management fee from TerreStar Networks, Inc.	3,621	—	—		3,621	—		3,621
Other income, net	61	—	—		61	—		61
Minority interest in MSV Investors, LLC	—	1,925	(1,925	)(3)	—	—		—
Minority interest in Mobile Satellite Ventures LP	—	—	13,258	(4)	13,258	(6,979	)(8)	6,279

Loss from continuing operations before income taxes	(32,126)	(9,774)	20,802		(21,098)	(30,380)		(51,478)
Income tax benefit	—	2,486	—		2,486	—		2,486

Loss from continuing operations before cumulative effect of change in accounting principle	(32,126)	(7,288)	20,802		(18,612)	(30,380)		(48,992)
Cumulative dividends and accretion of convertible preferred stock to liquidation value	—	(9,969)	9,969	(5)	—	—		—

Loss from continuing operations attributable to common stockholders before cumulative effect of change in accounting principle	$(32,126)	$(17,257)	$30,771		$(18,612)	$(30,380)		$(48,992)

Basic and diluted loss from continuing operations before cumulative effect of change in accounting principle per common share	$(0.81)	$(0.98)			$(0.29)			$(0.57)

Basic and diluted weighted average common shares outstanding(1)	39,596,432	17,614,474	6,661,150	(6)	63,872,056	21,393,355	(9)	85,265,411

(1)	At the initial closing of the MSV Exchange Transactions, we issued 39,596,432 shares of our voting and non-voting common stock to a wholly owned subsidiary of Motient, other partners in MSV and the minority stakeholders in MSV Investors in exchange for approximately 14.2 million limited partnership interests of MSV, all of the common stock of MSV GP and all of the equity interests in MSV Investors held by these parties. As MSV is being treated as the accounting acquirer, such shares of our common stock have been reflected as outstanding for purposes of computing pro forma basic and diluted loss from continuing operations before cumulative effect of change in accounting principle per common share.

Motient has the right to exchange, until September 25, 2011, its remaining 6.7 million limited partnership interests in MSV for 18,855,144 shares of our non-voting common stock, which will be exchangeable for a like number of shares of our voting common stock upon the disposition of any such shares. If Motient does not exchange these MSV interests prior to September 25, 2011, we have the right to require such interests be exchanged for shares of our common stock at an exchange ratio reflecting the fair market value of such interests and our common stock on May 6, 2021. These future transactions are not reflected in the pro forma condensed combined financial statements.

(2)	Prior to the initial closing of the MSV Exchange Transactions, we accounted for our interest in MSV under the equity method. The adjustment reflects the elimination of the equity in loss of MSV relating to our proportionate share of the net loss of MSV.
(3)	At the initial closing, we acquired from the holders of the 20% minority interest in MSV Investors their stake in MSV Investors in exchange for shares of our common stock. The adjustment reflects elimination of the proportionate share of the net loss of the MSV Investors that was attributable to the group of unaffiliated third parties who owned the minority interest in MSV Investors.
(4)	As a result of the initial closing of the MSV Exchange Transactions, we now own approximately 59% of the outstanding limited partnership interests of MSV. The adjustment reflects the proportionate share of the net loss of MSV that is attributable to the minority interest that holds the remaining 41% of the outstanding limited partnership interests of MSV.
(5)	On July 25, 2006, we completed the redemption of all outstanding shares of our Series A Preferred Stock. Such redemption was a condition to the initial closing of the MSV Exchange Transactions. The adjustment reflects elimination of the dividends and accretion related to the Series A Preferred Stock.
(6)	Adjustment reflects the issuance of 6,661,150 shares of common stock in the rights offering.
(7)	Adjustment reflects the increase in depreciation and amortization expense that results from the application of purchase accounting in connection with the BCE Exchange Transaction.
(8)	Adjustment reflects the decrease in minority interest related to the proportionate share of the net loss of MSV that is attributable to the minority interest acquired in the BCE Exchange Transaction.
(9)	Adjustment reflects the issuance of 21,393,355 shares of our non-voting common stock as consideration in the BCE Exchange Transaction.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

	Six Months Ended June 30, 2006
	MSV Historical	SkyTerra Historical	MSV Exchange Transaction Adjustments		Subtotal	BCE Exchange Transaction Adjustments		Pro Forma
	(in thousands, except share and per share data)
Revenues
Services	$13,238	$—	$—		$13,238	$—		$13,238
Equipment sales	4,260	—	—		4,260	—		4,260

Total revenues	17,498	—	—		17,498	—		17,498

Operating costs and expenses:
Satellite operations and cost of services	10,794	—	—		10,794	—		10,794
Next generation expenditures	10,740	—	—		10,740	—		10,740
Sales and marketing	1,428	—	—		1,428	—		1,428
General and administrative	9,844	3,514	—		13,358	—		13,358
Depreciation and amortization	7,184	—	—		7,184	11,701	(7)	18,885

Total operating costs and expenses	39,990	3,514	—		43,504	11,701		55,205

Operating loss	(22,492)	(3,514)	—		(26,006)	(11,701)		(37,707)
Interest income	7,614	224	—		7,838	—		7,838
Interest expense	(15,282)	—	—		(15,282)	—		(15,282)
Equity in loss of Mobile Satellite Ventures LP	—	(6,629)	6,629	(2)	—	—		—
Management fee from TerreStar Networks, Inc.	1,060	—	—		1,060	—		1,060
Other income, net	314	206	—		520	—		520
Minority interest in MSV Investors, LLC	—	1,317	(1,317	)(3)	—	—		—
Minority interest in Mobile Satellite Ventures LP	—	—	11,880	(4)	11,880	(6,254	)(8)	5,626

Loss from continuing operations before income taxes	(28,786)	(8,396)	17,192		(19,990)	(17,955)		(37,945)
Income tax benefit	—	—	—		—	—		—

Loss from continuing operations	(28,786)	(8,396)	17,192		(19,990)	(17,955)		(37,945)
Cumulative dividends and accretion of convertible preferred stock to liquidation value	—	(15,740)	15,740	(5)	—	—		—

Loss from continuing operations attributable to common stockholders	$(28,786)	$(24,136)	$32,932		$(19,990)	$(17,955)		$(37,945)

Basic and diluted loss from continuing operations per common share	$(0.73)	$(1.35)			$(0.31)			$(0.44)

Basic and diluted weighted average common shares outstanding(1)	39,596,432	17,852,722	6,661,150	(6)	64,110,304	21,393,355	(9)	85,503,659

(1)	At the initial closing of the MSV Exchange Transactions, we issued 39,596,432 shares of our voting and non-voting common stock to a wholly owned subsidiary of Motient, other partners in MSV and the minority stakeholders in MSV Investors in exchange for approximately 14.2 million limited partnership interests of MSV, all of the common stock of MSV GP and all of the equity interests in MSV Investors held by these parties. As MSV is being treated as the accounting acquirer, such shares of our common stock have been reflected as outstanding for purposes of computing pro forma basic and diluted loss from continuing operations per common share.

Motient has the right to exchange, until September 25, 2011, its remaining 6.7 million limited partnership interests in MSV for 18,855,144 shares of our non-voting common stock, which will be exchangeable for a like number of shares of our voting common stock upon the disposition of any such shares. If Motient does not exchange these MSV interests prior to September 25, 2011, we have the right to require such interests be exchanged for shares of our common stock at an exchange ratio reflecting the fair market value of such interests and our common stock on May 6, 2021. These future transactions are not reflected in the pro forma condensed combined financial statements.

(2)	Prior to the initial closing of the MSV Exchange Transactions, we accounted for our interest in MSV under the equity method. The adjustment reflects the elimination of the equity in loss of MSV relating to our proportionate share of the net loss of MSV.
(3)	At the initial closing, we acquired from the holders of the 20% minority interest in MSV Investors their stake in MSV Investors in exchange for shares of our common stock. The adjustment reflects elimination of the proportionate share of the net loss of the MSV Investors that was attributable to the group of unaffiliated third parties who owned the minority interest in MSV Investors.
(4)	As a result of the initial closing of the MSV Exchange Transactions, we now own approximately 59% of the outstanding limited partnership interests of MSV. The adjustment reflects the proportionate share of the net loss of MSV that is attributable to the minority interest that holds the remaining 41% of the outstanding limited partnership interests of MSV.
(5)	On July 25, 2006, we completed the redemption of all outstanding shares of our Series A Preferred Stock. Such redemption was a condition to the initial closing of the MSV Exchange Transactions. The adjustment reflects elimination of the dividends and accretion related to the Series A Preferred Stock.
(6)	Adjustment reflects the issuance of 6,661,150 shares of common stock in the rights offering.
(7)	Adjustment reflects the increase in depreciation and amortization expense that results from the application of purchase accounting in connection with the BCE Exchange Transaction.
(8)	Adjustment reflects the decrease in minority interest related to the proportionate share of the net loss of MSV that is attributable to the minority interest acquired in the BCE Exchange Transaction.
(9)	Adjustment reflects the issuance of 21,393,355 shares of our non-voting common stock as consideration in the BCE Exchange Transaction.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

	June 30, 2006
	MSV Historical	SkyTerra Historical	MSV Exchange Transaction Adjustments		Subtotal	BCE Exchange Transaction Adjustments		Pro Forma
	(in thousands)
Assets
Current assets:
Cash and cash equivalents	$372,200	$6,884	$(5,348	)(1)	$381,236	$(400	)(10)	$422,836
			7,500	(2)		42,000	(11)
Short-term investments	134,782	—	—		134,782	—		134,782
Accounts receivable, net	5,968	—	—		5,968	—		5,968
Inventories	1,663	—	—		1,663	—		1,663
Prepaid expenses and other current assets	1,286	2,957	—		4,243	—		4,243

Total current assets	515,899	9,841	2,152		527,892	41,600		569,492
Investment in Mobile Satellite Ventures LP	—	37,499	(37,499	)(3)	—	—		—
Investment in TerreStar Networks, Inc.	—	—	127,261	(4)	127,261	—		127,261
Restricted cash	2,350	—	—		2,350	—		2,350
Property and equipment, net	8,733	—	—		8,733	(130	)(12)	8,603
Intangible assets, net	57,346	—	—		57,346	260,712	(12)	318,058
Goodwill	17,498	—	—		17,498	(3,815	)(12)	13,683
Other assets	43,366	—	—		43,366	(2,778	)(12)	40,588

Total assets	$645,192	$47,340	$91,914		$784,446	$295,589		$1,080,035

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable and accrued expenses	$6,058	$1,922	$—		$7,980	$—		$7,980
Deferred revenue, current portion	4,918	—	—		4,918	—		4,918
Other current liabilities	354	—	7,500	(2)	7,854	42,000	(11)	49,854

Total current liabilities	11,330	1,922	7,500		20,752	42,000		62,752
Senior secured discount notes, net	451,700	—	—		451,700	(8,131	)(12)	443,569
Deferred revenue, net of current portion	23,343	—	—		23,343	(4,539	)(12)	18,804
Other liabilities	350	—	—		350	—		350

Total liabilities	486,723	1,922	7,500		496,145	29,330		525,475

Minority interest	—	7,428	(7,428	)(5)	65,400	(34,546	)(12)	30,854
			65,400	(6)

Series A preferred stock	—	106,052	(106,052	)(7)	—	—		—

Stockholders’ equity (deficit):
Common stock	—	180	246	(4)	642	214	(12)	856
			396	(8)
			(180	)(9)
Limited partners’ equity	333,986	—	(137,836	)(6)	—	—		—
			(196,150	)(8)
Additional paid in capital	—	—	423,787	(4)	325,340	300,791	(12)	625,931
			(294,201	)(4)		(200	)(10)
			195,754	(8)
Accumulated other comprehensive loss	(1,628)	(198)	672	(6)	(956)	—		(956)
			198	(9)
Accumulated deficit	(173,889)	(68,044)	71,764	(6)	(102,125)	—		(102,125)
			68,044	(9)

Total stockholders’ equity (deficit)	158,469	(68,062)	132,494		222,901	300,805		523,706

Total liabilities and stockholders’ equity (deficit)	$645,192	$47,340	$91,914		$784,446	$295,589		$1,080,035

(1)	Pursuant to the separation agreement between Hughes and us, we retained $12.5 million of cash and cash equivalents. Following the initial closing of the MSV Exchange Transactions, the remaining balance, if any, of the $12.5 million of cash and cash equivalents, less certain outstanding payables, will be transferred to Hughes. The adjustment reflects the distribution of $5.3 million of cash and cash equivalents held by us as of June 30, 2006 to Hughes pursuant to the separation agreement.
(2)	Prior to the initial closing of the MSV Exchange Transactions, a minority stakeholder in MSV Investors distributed to its shareholders all of its assets other than its interest in MSV Investors. Under the terms of the merger agreement between us and the shareholders of the minority stakeholder, such shareholders have agreed to indemnify us for any taxes imposed on the minority stakeholder for any taxable period or portion thereof ending on or prior to the initial closing of the MSV Exchange Transactions, including all liabilities for taxes relating to the distribution of its assets as described above. At closing, such shareholders paid us $7.5 million of cash which we will use to pay such taxes. To the extent that the tax liability shown due on any tax return that is filed after the closing with respect to taxable periods ending on or prior to the closing is less than $7.5 million, we will refund to the former shareholders the difference between such tax liability and $7.5 million.
(3)	Prior to the initial closing of the MSV Exchange Transactions, we accounted for our interest in MSV under the equity method. The adjustment reflects the elimination of our investment in MSV.
(4)	We will account for the initial closing of the MSV Exchange Transactions as a reverse acquisition under the purchase method of accounting with MSV being treated as the accounting acquirer. Our preliminary estimate of the purchase price is $424.0 million, which consists of (i) the $409.3 million fair value attributed to the 24,610,616 shares of our common stock outstanding as of the initial closing, (ii) the $7.8 million fair value attributed to outstanding options to purchase shares of our common stock exercisable as of the initial closing and (iii) the $6.9 million fair value attributed to our Series 1-A and Series 2-A warrants. The fair value of the outstanding common stock was calculated based on the average closing price of our common stock for a range of trading days around and including the May 8, 2006 announcement date of the MSV Exchange Transactions. The fair value of the outstanding stock options was calculated using the Black-Scholes option pricing model and the following assumptions: a risk-free interest rate of 5.1%, an expected term of less than one year, volatility of approximately 37% and an annual dividend yield of 0%. The fair value of the Series 1-A and Series 2-A warrants was calculated using the Black-Scholes option pricing model and the following assumptions: a risk-free interest rate of 4.8%, an expected term of seven years, volatility of approximately 50% and an annual dividend yield of 0%.

The $424.0 million total estimated purchase price has been allocated to the acquired assets and liabilities based on their relative estimated fair value, net of the allocation of the excess of fair value of the acquired net assets over the purchase price. The final allocation of the purchase price is dependent on a number of factors, including the final evaluation of the fair value of the tangible and identifiable intangible assets acquired and liabilities assumed. The following table presents the preliminary allocation:

June 30, 2006
(in thousands)
Current assets	$4,493
Investment in Mobile Satellite Ventures LP (a)	294,201
Investment in TerreStar Networks, Inc.	127,261

Totalassets acquired	425,955
Current liabilities	(1,922)

Purchase price	$424,033

(a)	As MSV is treated as the accounting acquirer, the limited partnership units held by us prior to the initial closing of the MSV Exchange Transactions are deemed to be reacquired in a treasury stock transaction. Accordingly, the value allocated to such limited partnership interests is recorded as a reduction of stockholders’ equity.

(5)	At the initial closing, we acquired from the holders of the 20% minority interest in MSV Investors their stake in MSV Investors in exchange for shares of our common stock. The adjustment reflects elimination of the minority interest that was attributable to the group of unaffiliated third parties who owned the minority interest in MSV Investors.
(6)	As a result of the initial closing of the MSV Exchange Transactions, we own approximately 59% of the outstanding limited partnership interests of MSV. The adjustment reflects the reclassification of the proportionate share of the historical components of limited partners’ equity in MSV that is attributable to the minority interest that holds the remaining 41% of the outstanding limited partnership interests of MSV.

Motient has the right to exchange, until September 25, 2011, its remaining 6.7 million limited partnership interests in MSV for 18,855,144 shares of our non-voting common stock, which will be exchangeable for a like number of shares of our voting common stock upon the disposition of any such shares. If Motient does not exchange these MSV interests prior to September 25, 2011, we have the right to require such interests be exchanged for shares of our common stock at an exchange ratio reflecting the fair market value of such interests and our common stock on May 6, 2021. Upon such exchange, the minority interest in MSV would be reduced to approximately 22% of the limited partner interests in MSV. These potential transactions are not reflected in the pro forma condensed combined financial statements.

(7)	On July 25, 2006, we completed the redemption of all outstanding shares of our Series A Preferred Stock. Such redemption was a condition to the initial closing of the MSV Exchange Transactions. The adjustment reflects elimination of the Series A Preferred Stock.
(8)	Adjustment reflects the reclassification of the proportionate share of the historical limited partners’ equity of MSV to reflect the 39,596,432 shares of our common stock issued on the initial closing of the MSV Exchange Transactions.
(9)	Adjustment reflects the elimination of our historical common stock, accumulated other comprehensive loss and accumulated deficit.
(10)	Adjustment reflects an estimated $0.4 million of legal and other advisory fees incurred related to the BCE Exchange Transaction, including $0.2 million that relates to the registration and issuance of the shares of our common stock at the closing.
(11)	Prior to the initial closing of the BCE Exchange Transaction, TMI Delaware will distribute to BCE and its affiliates all of the assets of TMI Delaware other than its limited partnership interests in MSV and its common stock of MSV GP. Under the terms of the exchange agreement between us and BCE, BCE has agreed to indemnify us for any taxes imposed on TMI Delaware for any taxable period or portion thereof ending on or prior to the initial closing of the BCE Exchange Transaction, including all liabilities for taxes relating to the distribution of its assets as described above. At closing, BCE will pay us $42.0 million of cash which we will use to pay such taxes. To the extent that the tax liability shown due on any tax return that is filed after the closing with respect to taxable periods ending on or prior to the closing is less than $42.0 million, we will refund to BCE the difference between such tax liability and $42.0 million.
(12)	We will account for the BCE Exchange Transaction under the purchase method of accounting as we are acquiring a portion of the minority interest in MSV. The pro forma financial statements reflect the allocation of our estimated $301.2 million purchase price to the portion of the net tangible and intangible assets of MSV attributable to the minority interest purchased. The estimated purchase price represents the fair value of the 21,393,355 shares of our non-voting common stock issued in connection with the BCE Exchange Transaction based on the average closing price of our common stock for a range of trading days around and including the October 9, 2006 announcement date of the BCE Exchange Transaction plus the $0.2 million of estimated legal and other advisory fees incurred related to the BCE Exchange Transaction.

The $301.2 million estimated purchase price has been allocated to MSV’s assets and liabilities based on their estimated fair value, net of the allocation of the excess of fair value of the proportionate share of MSV’s net assets attributable to the minority interest acquired over the purchase price. The final allocation of the purchase price is dependent on a number of factors, including the final evaluation of the fair value of MSV’s tangible and identifiable intangible assets and liabilities as of the closing date. The following table presents the preliminary allocation:

	Portion of MSV Net Assets at Historical Basis	Preliminary Allocation of Purchase Price	MSV Pro Forma	MSV Historical	Adjustment
	(in thousands)
Current assets	403,433	112,466	515,899	515,899	—
Restricted cash	1,838	512	2,350	2,350	—
Property and equipment, net	6,829	1,774	8,603	8,733	(130)
Intangible assets (a)	44,845	273,213	318,058	57,346	260,712
Goodwill	13,683	—	13,683	17,498	(3,815)
Other assets	33,912	6,676	40,588	43,366	(2,778)

Total assets	504,540	394,641	899,181	645,192	253,989

Liabilities:
Current liabilities	8,860	2,470	11,330	11,330	—
Senior secured discount notes, net	353,229	90,340	443,569	451,700	(8,131)
Deferred revenue, net of current portion (b)	18,254	550	18,804	23,343	(4,539)
Other long-term liabilities	274	76	350	350	—

Total liabilities	380,617	93,436	474,053	486,723	(12,670)
Minority interest	30,854	—	30,854	65,400	(34,546)

Net assets	93,069	301,205	394,274	93,069	301,205

(a)	The identifiable intangible assets consist of spectrum licenses and contractual rights to various spectrum authorizations, patented technologies, customer contracts and customer relationships. These intangibles assets will be amortized on a straight-line basis over useful lives ranging from six to sixteen years.
(b)	Adjustment reflects excess of the carrying value of certain customer prepayments over the fair value of the services expected to be provided to such customers under existing contracts.

EXCHANGE TRANSACTIONS

The following description is only a summary of the material provisions of the exchange agreements between us, Motient, BCE and other partners in MSV. It does not purport to be complete and we urge you to read the exchange agreements because the exchange agreements, not this description, define your rights as holders of our common stock. You may request a copy of these agreements by written request at our address set forth under the heading “Where You Can Find More Information.”

MSV Exchange Transactions

On May 6, 2006, we entered into definitive agreements with certain other partners in MSV and the minority stakeholders in MSV Investors that, upon closing, resulted in our owning the majority of MSV and controlling MSV GP, as well as our owning all of the equity interests in MSV Investors. At the initial closing, which occurred on September 25, 2006, we issued an aggregate of 39,596,432 shares of our voting and non-voting common stock to a wholly owned subsidiary of Motient, other partners in MSV and the minority stakeholders in MSV Investors in exchange for approximately 14.2 million limited partnership interests of MSV, all of the common stock of MSV GP and all of the equity interests in MSV Investors held by these parties, resulting in us owning 52% of MSV on a fully diluted basis and 78% of MSV GP. Pursuant to the terms of these transactions, Motient agreed to use commercially reasonable efforts to take all steps necessary to distribute 25,478,273 shares of our common stock that it received to its common stockholders as soon as practicable following the initial closing. Prior to such distribution by Motient, these shares will be non-voting. On September 1, 2006, we agreed to allow Motient to distribute to BCE a portion of the shares of our non-voting common stock that it received in the initial closing in the event that BCE exchanges its shares of TerreStar common stock for shares of Motient common stock. To the extent that at the time of the distribution Motient and BCE have executed an agreement to exchange such shares of TerreStar for shares of Motient common stock, but such exchange has not been consummated, Motient will withhold from the distribution to Motient’s common stockholders the number of shares of our non-voting stock sufficient to fulfill its agreement with BCE. Any shares of our common stock received by BCE pursuant to such arrangement will remain non-voting. Motient also has the right to exchange, until September 25, 2011, its remaining 6.7 million limited partnership interests of MSV for 18,855,144 shares of our non-voting common stock, which will be exchangeable for a like number of shares of our voting common stock upon the disposition of any such shares. If Motient has not exchanged these MSV interests prior to September 25, 2011, we have the right to require such interests to be exchanged for shares of our non-voting common stock at an exchange ratio reflecting the fair market value of such interests and our common stock on May 6, 2021. Following these subsequent transactions, we would own approximately 70% of MSV on a fully diluted basis and 78% of MSV GP.

The basic terms of the transactions included, among other things, the following:

•	At the initial closing, Motient exchanged 61% of its interest in MSV (representing 26% of MSV on a fully diluted basis) for (i) 25,478,273 shares of our non-voting common stock, which Motient may exchange for shares of our voting common stock to be distributed to Motient’s common stockholders (subject to any reduction in shares resulting from an agreement between Motient and TMI whereby a portion of such shares of non-voting common stock will be distributed to TMI) and (ii) 3,573,214 shares of our voting common stock, acquired upon the distribution by former limited partners of MSV of the shares of our common stock received by them in the MSV Exchange Transactions to their respective stockholders.

•

The remaining 39% of Motient’s interest in MSV (representing 17% of MSV on a fully diluted basis) was retained by Motient, and Motient has the right to exchange these MSV interests at the same exchange ratio (i.e., for a total 18,855,144 shares of our non-voting common stock, which will be exchangeable for a like number of shares of our voting stock upon the disposition of any such shares) until September 25, 2011. If Motient does not exchange its remaining MSV interests prior to September 25, 2011, we have the right to require such interests to be exchanged for shares of our non-voting common stock at an exchange ratio reflecting the fair market value of such interests and our common stock on May 6, 2021. Motient has stated that it intends to use the shares of our common stock that it receives in any such subsequent closing or closings to distribute to holders of its outstanding preferred stock upon the conversion of such preferred stock to common stock, to dividend to its common stockholders and/or to sell shares of our common stock, including sales pursuant to the registration statement of which this prospectus forms a part, to raise funds to satisfy tax obligations incurred by Motient in connection with the MSV Exchange Transactions and for general corporate purposes.

•	At the initial closing, we acquired all of Motient’s shares of MSV GP.

•	Certain other MSV limited partners have also exchanged their MSV interests (representing 6% of MSV) for 6,419,762 shares of our common stock, reflecting the same exchange ratio as in the Motient exchange.

•	We also acquired from the holders of the 20% minority interest in MSV Investors their stake in MSV Investors in exchange for 4,125,183 shares of our common stock. Immediately prior to that acquisition, MSV Investors distributed to its members, including us, their pro rata portions of its interests in TerreStar.

The Company understands that a group of related stockholders of Motient have recently filed a lawsuit in the District Court of Travis County, Texas, seeking to enjoin the MSV Exchange Transactions and to rescind the exchange agreement between us and Motient on grounds alleging, among other things, that Motient’s entry into the exchange agreement and Motient’s consummation of the MSV Exchange Transactions violate the Investment Company Act of 1940. The resolution of any of these claims in favor of this group of stockholders of Motient could negatively affect our ability to consummate subsequent exchanges and future distributions contemplated by the MSV Exchange Transactions or, to the extent consummated to date, lead to the rescission of such transactions. Motient has advised us that it intends to vigorously fight these claims and that it believes that these claims are without merit.

BCE Exchange Transaction

On October 6, 2006, we also entered into an agreement to acquire from BCE all the equity interests in TMI Delaware, the wholly-owned subsidiary of BCE through which it owns its interests in MSV and MSV GP, in exchange for 21,393,355 shares of our non-voting common stock, which will be exchangeable for a like number of shares of our voting common stock upon the disposition of any such shares. Pursuant to the exchange agreement between us and BCE, this acquisition is expected to close on or before January 5, 2006 and will result in our owning 72% of MSV on a fully diluted basis (assuming that Motient has not yet exchanged any of its retained interests in MSV) and 100% of MSV GP.

Prior to the initial closing of the BCE Exchange Transaction, TMI Delaware will distribute to BCE and its affiliates all of the assets of TMI Delaware other than its limited partnership interests in MSV and its common stock of MSV GP. Under the terms of the exchange agreement between us and BCE, BCE has agreed to indemnify us for any taxes imposed on TMI Delaware for any taxable period or portion thereof ending on or prior to the initial closing of the BCE Exchange Transaction, including all liabilities for taxes relating to the distribution of its assets as described above. At closing, BCE will pay us $42.0 million of cash which we will use to pay such taxes. To the extent that the tax liability shown due on any tax return that is filed after the closing with respect to taxable periods ending on or prior to the closing is less than $42.0 million, we will refund to BCE the difference between such tax liability and $42.0 million.

In connection with the MSV Exchange Transactions and the BCE Exchange Transaction, we have also entered into a series of registration rights agreements with the various parties pursuant to which the shares received in the various transactions have been or will be registered with the SEC, including the registration statement of which this prospectus forms a part.

We may also acquire additional limited partnership interests of MSV if we negotiate and enter into exchange transactions MSV option holders and the other holders of limited partnership interests of MSV, although no assurances can be given in this regard.

Set forth below is a series of diagrams reflecting the MSV Exchange Transactions, the BCE Exchange Transaction and the post-closing structure of the Company and MSV:

TerreStar Exchange Transaction

On May 8, 2006, Motient announced that it had executed agreements with affiliates of Columbia Capital and Spectrum Equity Investors pursuant to which on September 25, 2006, Motient issued 2.7 million shares of its common stock in exchange for 1.5 million shares of TerreStar common stock held by these parties and issued an additional 1.4 million shares of its common stock in exchange for 0.8 million shares of TerreStar common stock held by other TerreStar stockholders who exercised their right to “tag” along with these exchange agreements, resulting in Motient owning 61% of TerreStar on a fully diluted basis. In connection with these transactions, prior to the initial closing of the MSV Exchange Transactions, MSV Investors distributed the shares of TerreStar common stock that it held to its members. These parties had the right to exchange their TerreStar common stock for Motient common stock provided they met certain notice obligations prior to October 11, 2006 and all of the former holders of MSV Investors participated in such exchange. We also had the right, but not the obligation, prior to October 11, 2006, to exchange our 4.2 million shares of TerreStar common stock for 7.5 million shares of Motient common stock, but we did not choose to participate in such exchange.

TerreStar Amendments

On May 6, 2006, MSV Investors, Motient, certain other partners in MSV and a sufficient number of TerreStar stockholders entered into Amendment No. 2 to the TerreStar Networks Inc. Stockholders’ Agreement, which amended, effective immediately, certain provisions of the existing TerreStar Networks Inc. Stockholders’ Agreement relating to the issuance of additional securities by TerreStar and the “tag along” rights among TerreStar stockholders. In addition, on May 6, 2006, the same parties entered into an Amended and Restated TerreStar Networks Inc. Stockholders’ Agreement, which became effective immediately prior to the initial closing of the MSV Exchange Transactions, which amended and restated the TerreStar Stockholders’ Agreement, as amended, to revise and delete certain provisions of the existing agreement among TerreStar stockholders. TMI Delaware joined as a party to these amendments on October 6, 2006.

MSV GP Amendments

On May 6, 2006, MSV Investors, Motient, certain other partners in MSV and a sufficient number of stockholders of MSV GP entered into Amendment No. 3 to the Mobile Satellite Ventures GP Inc. Stockholders’ Agreement (MSV GP Agreement), which amended, effective immediately, certain provisions in the existing Stockholders’ Agreement of MSV GP relating to the “tag along rights” and “right of first refusal” among such stockholders. On September 25, 2006, the stockholders of MSV GP entered into Amendment No. 4 to the MSV GP Agreement, which, effective immediately, eliminated restrictions on transactions with affiliates and restrictions on the disposition of limited partnership interests separately from the common stock of MSV GP. TMI Delaware joined as a party to these amendments on October 6, 2006. Upon closing of the BCE Exchange Transaction, the MSV GP Agreement will be terminated.

MSV LP Amendments

On September 25, 2006, the limited partners of MSV entered into Amendment No. 1 to the Amended and Restated Limited Partnership Agreement of Mobile Satellite Ventures LP, which, effective immediately, amended certain information rights of the limited partners and also eliminated restrictions on transactions with affiliates of MSV. TMI Delaware joined as a party to this amendment on October 6, 2006.

MSV Operational Agreements

In connection with the execution of the exchange agreement between us and BCE, we and BCE caused certain of our respective subsidiaries, including MSV and TMI Delaware, to execute a number of amendments and terminations of existing agreements relating to the operations of MSV, including termination of MSV’s existing preferred provider agreement with BCE, extension of its preferred provider agreement with Telesat, entry into a new non-interference agreement with BCE, release of TMI Delaware’s pledge of its interests in MSV to the other limited partners of MSV and amendment of the stockholders agreement of Mobile Satellite Ventures (Canada) Inc.

Rights Offering and Redemption of Preferred Stock

On May 6, 2006, we entered into a redemption agreement with the Apollo Stockholders pursuant to which we and the Apollo Stockholders agreed to the redemption of all outstanding shares of our Series A Preferred Stock. Such redemption occurred through a rights offering that we completed on July 25, 2006 and in which we issued 6,661,150 shares of common stock for consideration of approximately $119.9 million. We distributed to each stockholder of record, as of the close of business on June 22, 2006, 0.38225 of a non-transferable right for each share of common stock then owned, subject to adjustment to eliminate fractional rights. Each full subscription right entitled the holder to purchase one additional share of common stock at a purchase price of $18.00 per share. Pursuant to the redemption agreement, the Apollo Stockholders agreed to purchase, at the $18.00 per share subscription price, such number of shares of our common stock equal to the number of shares of common stock not subscribed for by other stockholders in the rights offering so as to ensure the aggregate proceeds from the rights offering were sufficient to redeem the outstanding Series A Preferred Stock at an aggregate price equal to the $119.9 million aggregate liquidation preference of all outstanding shares of Series A Preferred Stock. Immediately following the consummation of the rights offering, we completed the redemption of all outstanding shares of the Series A Preferred Stock for the $18.0 million of cash proceeds received in the rights offering and the 5,662,542 shares of common stock that were not subscribed for by other shareholders in the rights offering. In accordance with the redemption agreement, the Apollo Stockholders received 2,434,311 shares of voting common stock and 3,228,231 shares of non-voting common stock such that, immediately following the redemption of the Series A Preferred Stock, the Apollo Stockholders controlled 29.9% of our outstanding voting common stock.

PLAN OF DISTRIBUTION

We are registering shares of our common stock on behalf of the selling stockholders. As used in this prospectus, “selling stockholder” includes donees, transferees, pledgees and other successors in interest that receive such shares as a gift, pledge, partnership distribution or other non-sale transfer from a selling stockholder after the date of this prospectus. We will pay for all costs, expenses and fees in connection with the registration of the shares. The selling stockholders will pay for all selling discounts and commissions, if any, as well as fees and expenses of any counsel employed by them. The selling stockholders may offer and sell their shares from time to time in one or more of the following types of transactions (including block transactions):

•	on any national exchange on which the shares may be listed or any automatic quotation system through which the shares may be quoted,

•	in the over-the-counter market,

•	in privately negotiated transactions,

•	through put and call transactions,

•	through short sales,

•	by pledge to secure debts and other obligations,

•	to cover hedging transactions,

•	through the issuance of derivative securities, including warrants, exchangeable securities, forward delivery contracts and the writing of options,

•	underwritten offerings,

•	a combination of such methods of sale, and

•	any other legally available means.

The selling stockholders may sell their shares at prevailing market prices or at privately negotiated prices. The selling stockholder may use brokers, dealers or agents to sell their shares. The persons acting as agents may receive compensation in the form of commissions, discounts or concessions. This compensation may be paid by the selling stockholder or the purchasers of the shares for whom the selling stockholders may act as agent, or to whom the selling stockholders may sell as a principal, or both.

The selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with these transactions, broker-dealers or other financial institutions may engage in short sales of the shares in the course of hedging positions they assume with the selling stockholders. The selling stockholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to these broker-dealers or other financial institutions of shares, which such broker-dealer or other financial institution may resell pursuant to this prospectus (as amended or supplemented to reflect such transaction). The selling stockholders may also engage in short sales of shares and, in those instances, this prospectus may be delivered in connection with the short sales and the shares offered under this prospectus may be used to cover the short sales.

Motient is an “underwriter” within the meaning of the Securities Act of 1933 in connection with its sales of our common stock pursuant to the registration statement of which this prospectus forms a part. Other selling stockholders and any agents or broker-dealers that participate with the other selling stockholders in the offer and sale of the shares may be deemed “underwriters” within the meaning of Section 2(a)(11) of the Securities Act of 1933 in connection with any sales of our common stock. Any commissions any such “underwriter” receives and any profit any such “underwriter” realizes on the resale of the shares by them are underwriting discounts and commissions under the Securities Act of 1933. Neither we nor the selling stockholders can presently estimate the amount of such compensation. Selling stockholders that are deemed “underwriters” within the meaning of the Securities Act of 1933 will be subject to the prospectus delivery requirements of the Securities Act of 1933, which may include delivery through the facilities of the applicable exchange or automated quotation system pursuant to Rule 153 under the Securities Act of 1933. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving shares against certain liabilities, including liabilities arising under the Securities Act of 1933.

In order to comply with the securities laws of most states, if applicable, the shares of common stock may be sold in those jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

The selling stockholders and any other person participating in a distribution of the securities covered by this prospectus will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of any of the securities by the selling stockholders and any other such person. Furthermore, under Regulation M, any person engaged in the distribution of the securities may not simultaneously engage in market-making activities with respect to the particular securities being distributed for certain periods prior to the commencement of or during such distribution. Regulation M’s prohibition on purchases may include purchases to cover short positions by the selling stockholders and a selling stockholder’s failure to cover a short position at a lender’s request and subsequent purchases by the lender in the open market of shares to cover such short positions, may be deemed to constitute an inducement to buy shares, which is prohibited by Regulation M. All of the above may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.

We are not aware of whether the selling stockholders have entered into any agreements, understanding or arrangements with any broker-dealers regarding the sale of its shares, nor are we aware that there is an underwriter, other than Motient, or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

Selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided such transactions meets the criteria and conforms to the requirements of that rule.

Following notification by a selling stockholder that it has entered into any material arrangement with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:

•	the name of each such selling stockholder and of the participating broker-dealer(s);

•	the number of shares involved;

•	the initial price at which these shares were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	any other facts material to the transactions.

LEGAL MATTERS

Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, is acting as our counsel in connection with this registration statement.

EXPERTS

Notwithstanding the legal form of the MSV Exchange Transactions, the MSV Exchange Transactions have been accounted for as a reverse acquisition under the purchase method of accounting, with MSV being treated as the accounting acquirer of SkyTerra. Accordingly, the historical financial statements of SkyTerra prior to September 25, 2006 are the historical financial statements of MSV as a result of the MSV Exchange Transactions. The consolidated financial statements of MSV prior to September 25, 2006 have been retroactively restated to reflect the recapitalization of MSV with the shares of SkyTerra common stock issued to MSV equity holders in the MSV Exchange Transactions. These restated audited financial statements as of December 31, 2004 and 2005 and for each of the three years in the period ended December 31, 2005, were included in our Current Report on Form 8-K filed with the SEC on October 10, 2006. Prior to the MSV Exchange Transactions, our audited financial statements as of December 31, 2004 and 2005 and for each of the three years in the period ended December 31, 2005 were included in our Current Report on Form 8-K filed with the SEC on May 25, 2006. As a result of the reverse acquisition accounting for the MSV Exchange Transactions, these financial statements now represent the financial statements of the acquired entity. The audited financial statements of MSV (prior to retroactive restatement to reflect the recapitalization of MSV as a result of the MSV Exchange Transactions) as of December 31, 2004 and 2005 and for each of the three years in the period ended December 31, 2005 were included in our Annual Report on Form 10-K for the year ended December 31, 2005.

The consolidated financial statements of SkyTerra Communications, Inc., as defined in Note 1 to the consolidated financial statements, as of December 31, 2004 and 2005, and for each of the three years in the period ended December 31, 2005, incorporated by reference in this prospectus and Registration Statement from the Current Report on Form 8-K dated October 10, 2006 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon also incorporated by reference. Such consolidated financial statements have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The combined financial statements of SkyTerra Communications, Inc., as discussed in Notes 1 and 2 to the combined financial statements, as of December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, incorporated by reference in this prospectus and Registration Statement from the Current Report on Form 8-K dated May 25, 2006 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon also incorporated by reference. Such combined financial statements have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Mobile Satellite Ventures LP as of December 31, 2004 and 2005, and for each of the three years in the period ended December 31, 2005, incorporated by reference in this prospectus and Registration Statement from the Annual Report on Form 10-K for the year ended December 31, 2005, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon also incorporated by reference. Such consolidated financial statements have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement, of which this document is a part, on Form S-3 with the SEC relating to the shares of common stock to be sold by the selling stockholder. This document does not contain all of the information in the registration statement and the exhibits and financial statements included with the registration statement. References herein to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents. You may read and copy the registration statement, the related exhibits and other material we may file with the SEC at the SEC’s public reference room in Washington, D.C. at 100 F Street, N.E., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The website address is http://www.sec.gov.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Robert C. Lewis

Senior Vice President,

General Counsel and Secretary

19 West 44th Street, Suite 507

New York, New York 10036

(212) 730-7540

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

This prospectus incorporates documents by reference that are not presented in or delivered with this document. To obtain these additional documents, see “Where You Can Find More Information.”

The SEC allows us to “incorporate by reference” into this prospectus the information we filed with the SEC. This means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. Information that we file later with the SEC will automatically update and supersede this information. All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the completion of the offering shall be deemed incorporated by reference into this prospectus from the date of filing of those documents. We incorporate by reference the documents listed below, which have been filed with the SEC, into this prospectus provided, however, that we are not incorporating any information furnished under Item 2.02 or Item 7.01 of any Current Report on Form 8-K, other than with respect to our Current Report on Form 8-K dated March 13, 2006, which has been incorporated by reference herein:

•	Our Annual Report on Form 10-K for the year ended December 31, 2005 filed with the SEC on March 29, 2005;

•	Our Quarterly Reports on Form 10-Q for the periods ended March 31, 2006 filed with the SEC on May 10, 2006 and June 30, 2006 filed with the SEC on August 9, 2006;

•	Our Current Reports on Form 8-K filed with SEC on January 4, 2006, January 12, 2006, January 31, 2006, February 2, 2006, February 13, 2006, March 13, 2006, May 4, 2006, May 9, 2006, May 9, 2006, May 11, 2006, May 24, 2006, May 25, 2006, June 13, 2006, July 27, 2006, August 14, 2006, September 28, 2006, October 10, 2006, October 11, 2006 and October 18, 2006; and

•	Our Definitive Proxy Statement for the Annual Meeting of Stockholders held on July 25, 2006.

Any statement contained in a document incorporated or deemed to be incorporated herein by reference will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or any other subsequently filed document that is deemed to be incorporated herein by reference modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

PROSPECTUS

SkyTerra Communications, Inc.

35,800,698 Shares

Common Stock

•, 2006

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The estimated expenses in connection with this offering to be paid by us are as follows:

SEC registration fee		$51,332
Legal fees and expenses	$	*
Accounting fees and expenses	$	*
Blue sky expenses	$	*
Printing expenses	$	*
Miscellaneous	$	*
Total	$	*

*	To be completed by amendment.

Item 15. Indemnification of Officers and Directors.

The Company’s restated certificate of incorporation, referred to herein as the “certificate of incorporation,” contains a provision which provides that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for a breach of fiduciary duty as a director except for liabilities:

(i) for any breach of the director’s duty of loyalty;

(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

(iii) for an unlawful dividend payment or an unlawful repurchase or redemption of stock under Section 174 of the Delaware General Corporation Law; or

(iv) for any transaction from which the director derived an improper personal benefit.

The Company’s certificate of incorporation provides that the Company may indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amount paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, if he acted in good faith in a manner he reasonably believed to be in or not opposed to the best interest of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the Company, and with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

The Company’s certificate of incorporation provides that the Company may indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the court in which such action or suit was brought shall determine upon application, that despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses which the court of chancery or such other court shall deem proper.

To the extent that a director, officer, employee or agent of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above or in defense of any claim, issue or matter therein, the Company’s certificate of incorporation provides that he will be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

Any indemnification under the provisions of the Company’s certificate of incorporation (unless ordered by a court) will be made by the Company upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth above. Such determination shall be made (1) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders.

The Company’s certificate of incorporation provides that the Company may pay expenses incurred by defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding in the manner provided herein upon receipt of any undertaking by or on behalf of the director, officer, employee or agent to repay such amount if it is ultimately determined that he is not entitled to be indemnified by the Company.

The Company’s certificate of incorporation provides that the indemnification and advancement of expenses will, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

The Company’s certificate of incorporation provides that the indemnification and advancement of expenses provided therein will not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of stockholders or of any disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

The Company’s certificate of incorporation provides that the Company may purchase and maintain insurance on behalf of any person who is or was serving the Company in any capacity referred to above against any liability asserted against him and incurred by him in such capacity, or arising out of his status as such, whether or not the Company would have the power to indemnify him against such liability under the provisions of its certificate of incorporation.

The Company’s amended and restated by-laws, referred to herein as the “by-laws,” provide that the Company will indemnify any director and any officer of the Company who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, quasi-administrative or investigative, other than an action by or in the right of the Company, referred to herein as a “Third Party Proceeding,” by reason of the fact that he or she was or is a director or officer, employee or agent of the Company, acting solely in such capacity, or a person serving at the request of the Company as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, committee or other enterprise 50% or more of whose voting stock or equitable interest shall be owned by this Company, each referred to herein as an “Authorized Representative, against his or her expenses and liabilities (including attorneys’ fees), actually and reasonably incurred by him or her in connection with the Third Party Proceeding if he or she acted in good faith and in a manner reasonably believed by him or her to be in, or not opposed to, the best interests of the Company and, with respect to any Third Party Proceeding involving potential criminal liability, referred to herein as a “Criminal Third Party Proceeding,” had no reasonable cause to believe his or her conduct was unlawful or in violation of applicable rules. The termination of any Third Party Proceeding by judgment, order, settlement, consent filing of a criminal complaint or information, indictment, conviction or upon a plea of nolo contendere or its equivalent, will not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the Company or, with respect to any Criminal Third Party Proceeding, had reasonable cause to believe that his or her conduct was unlawful.

The Company’s by-laws provide that the Company will indemnify any director or officer of the Company who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by the Company to produce a judgment in favor of its shareholders, or any threatened, pending or completed action or suit in the right of the Company by its stockholders to procure a judgment in favor of the Company, referred to herein as a “Derivative Action,” by reason of the fact that the director or officer was or is an Authorized Representative of the Company, against his or her expenses (including attorneys’ fees) actually and reasonably incurred by the director or officer in the action if he or she acted in good faith and in a manner reasonably believed by him or her to be in, or not opposed to, the best interests of the Company; except that no indemnification will be made in respect of any claim, issue or matter as to which he or she has been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the Company unless and only to the extent that the court of common pleas, or other similarly constituted state court, located in the county where the registered office of the Company is located or the court in which such Derivative Action is or was pending, determines upon application that, despite the adjudication of liability but in view of all circumstances of the case, he or she is fairly and reasonably entitled to indemnify for expenses which the court deems proper.

An Authorized Representative of the Company (other than a director or officer of the Company) may be indemnified by the Company or have his or her expenses advanced in accordance with the procedures described below. To the extent that an Authorized Representative of the Company has been successful on the merits or otherwise in defense of any Third Party Proceeding or Derivative Action or in defense of any claim, issue or matter therein, the Authorized Representative will be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith.

Indemnification under the provisions of the Company’s by-laws described above (unless ordered by a court, in which case the expenses, including attorneys’ fees of the Authorized Representative in enforcing indemnification will be added to and included in the final judgment against the Company) will be made by the Company only as authorized in the specific case upon a determination that the indemnification of the Authorized Representative is required or proper in the circumstances because he or she has met the applicable standard of conduct set forth above or has been successful on the merits or as otherwise in defense of any Third Party Proceeding or Derivative Action and that the amount requested has been actually and reasonably incurred. Such determination shall be made:

(b) By the board of directors or a committee thereof, acting by a majority vote of a quorum consisting of directors of the Company who are not parties or have no economic or other collateral personal benefit relating to a Third Party Proceeding or Derivative Action, referred to here in as “Disinterested Directors;” or

(c) If a quorum is not obtainable or, even if obtainable, a majority vote of a quorum of Disinterested Directors so directs, by independent legal counsel in a written opinion.

The Company’s by-laws provide that expenses incurred in defending a Third Party Proceeding or Derivative Action will be paid on behalf of a director or officer, and may be paid on behalf of any Authorized Representative, by the Company in advance of the final disposition of the action as authorized in the manner provided above (except that the person(s) making the determination thereunder need not make a determination on whether the applicable standard of conduct has been met unless a judicial determination has been made with respect thereto, or the person seeking indemnification has conceded that he or she has not met such standard) upon receipt of an undertaking by or on behalf of the Authorized Representative to repay the amount to be advanced unless it shall ultimately be determined that the Authorized Representative is entitled to be indemnified by the Company as required in the Company’s by-laws or authorized by law. The financial ability of any Authorized Representative to make repayment will not be a prerequisite to making of an advance.

The Company’s by-laws provide the Company may purchase and maintain insurance on behalf of any person who is or was an Authorized Representative against any expenses and liabilities asserted against him or her and incurred by him or her in any such capacity, whether or not the Company would have the power to indemnify him or her against such expenses and liabilities under the provisions of the Company’s by-laws.

The indemnification provided by the Company’s by-laws is not deemed to be exclusive of any other right to which a person seeking indemnification may be entitled under any statute, agreement, vote of Disinterested Directors, or otherwise, regardless of whether the event giving rise to indemnification occurred before or after the effectiveness thereof, both as to action taken in another capacity while holding his or her office or position, and will continue as to a person who has ceased to be an Authorized Representative of the Company and will inure to the benefit of his or her heirs and personal representatives.

Item 16. List of Exhibits.

Exhibit Number	Description
4.1	Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 4.1 on the Company’s Current Report on Form 8-K, filed with the SEC on October 18, 2006)

4.2	Amended and Restated By-Laws of the Company (incorporated by reference to Exhibit 4.2 on the Company’s Current Report on Form 8-K, filed with the SEC on October 18, 2006)

5.1	*Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to legality of the common stock being registered (to be filed with an amendment to this registration statement)

10.1	Exchange Agreement by and among Motient Corporation, Motient Ventures Holding Inc. and the Company, dated May 6, 2006 (incorporated by reference to Exhibit 10.2 on the Company’s Current Report on Form 8-K, filed with the SEC on May 11, 2006)

10.2	Registration Rights Agreement by and between Motient Corporation and SkyTerra Communications, Inc., dated as of September 25, 2006 (incorporated by reference to Exhibit 10.1 on the Company’s Current Report on Form 8-K, filed with the SEC on September 28, 2006)

10.3	Exchange Agreement by and between BCE Inc. and SkyTerra Communications Inc., dated as of October 6, 2006 (incorporated by reference to Exhibit 10.1 on the Company’s Current Report on Form 8-K, filed with the SEC on October 11, 2006)

10.4	Amended and Restated Registration Rights Agreement by and between BCE Inc. and SkyTerra Communications Inc., dated as of October 6, 2006 (incorporated by reference to Exhibit 10.2 on the Company’s Current Report on Form 8-K, filed with the SEC on October 11, 2006)

23.1	Consent of Ernst & Young LLP, independent registered public accounting firm

23.2	Consent of Ernst & Young LLP, independent registered public accounting firm

23.3	Consent of Ernst & Young LLP, independent auditors

23.4	*Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included on signature page)

*	To be filed by amendment.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

The undersigned registrant hereby further undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in “Item 15—Indemnification of Directors and Officers” above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby further undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on October 18, 2006.

SKYTERRA COMMUNICATIONS, INC.

By:	/s/ ROBERT C. LEWIS
Robert C. Lewis Senior Vice President, General Counsel and Secretary

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert C. Lewis and Craig J. Kaufmann, and each of them acting individually, with full power to act without the others, as his true and lawful attorneys-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement (including post-effective amendments, or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462 under the Securities Act of 1933, as amended and otherwise), and to cause the same to be filed, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the 18th day of October 2006.

Signature	Title	Date

/S/ JEFFREY A. LEDDY Jeffrey A. Leddy	Chief Executive Officer and President (Principal Executive Officer and Principal Financial Officer)	October 18, 2006

/S/ CRAIG J. KAUFMANN Craig J. Kaufmann	Controller and Treasurer (Principal Accounting Officer)	October 18, 2006

/S/ ANDREW D. AFRICK Andrew D. Africk	Director	October 18, 2006

/S/ AARON J. STONE Aaron J. Stone	Director	October 18, 2006

/S/ JEFFREY M. KILLEEN Jeffrey M. Killeen	Director	October 18, 2006

/S/ MICHAEL D. WEINER Michael D. Weiner	Director	October 18, 2006

/S/ WILLIAM F. STASIOR William F. Stasior	Director	October 18, 2006

Exhibit Index

Exhibit Number	Description
4.1	Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 4.1 on the Company’s Current Report on Form 8-K, filed with the SEC on October 18, 2006)

4.2	Amended and Restated By-Laws of the Company (incorporated by reference to Exhibit 4.2 on the Company’s Current Report on Form 8-K, filed with the SEC on October 18, 2006)

5.1	*Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to legality of the common stock being registered (to be filed with an amendment to this registration statement)

10.1	Exchange Agreement by and among Motient Corporation, Motient Ventures Holding Inc. and the Company, dated May 6, 2006 (incorporated by reference to Exhibit 10.2 on the Company’s Current Report on Form 8-K, filed with the SEC on May 11, 2006)

10.2	Registration Rights Agreement by and between Motient Corporation and SkyTerra Communications, Inc., dated as of September 25, 2006 (incorporated by reference to Exhibit 10.1 on the Company’s Current Report on Form 8-K, filed with the SEC on September 28, 2006)

10.3	Exchange Agreement by and between BCE Inc. and SkyTerra Communications Inc., dated as of October 6, 2006 (incorporated by reference to Exhibit 10.1 on the Company’s Current Report on Form 8-K, filed with the SEC on October 11, 2006)

10.4	Amended and Restated Registration Rights Agreement by and between BCE Inc. and SkyTerra Communications Inc., dated as of October 6, 2006 (incorporated by reference to Exhibit 10.2 on the Company’s Current Report on Form 8-K, filed with the SEC on October 11, 2006)

23.1	Consent of Ernst & Young LLP, independent registered public accounting firm

23.2	Consent of Ernst & Young LLP, independent registered public accounting firm

23.3	Consent of Ernst & Young LLP, independent auditors

23.4	*Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included on signature page)

*	To be filed by amendment.